PLATINUM GROUP METALS LTD.	Suite 328 - 550 Burrard Street Vancouver, BC, Canada V6C 2B5 P: 604.899.5450 F: 604.484.4710
NEWS RELEASE	No. 06-125 March 2, 2006

Significant Increase to Resource Base for Platinum Group Metals’
Western Bushveld Joint Venture

Vancouver/Johannesburg March 2, 2006…  Platinum Group Metals Ltd. (PTM-TSX; PTMQF-OTCBB) announced today increased resources on its Western Bushveld Joint Venture. (37% PTM, 37% Anglo Platinum, 26% Africa Wide) The updated independent resource calculation shows an increase in Indicated 4E (platinum, palladium, rhodium and gold) resources for the project of 96% from 1.31 million ounces to 2.57 million ounces. In addition, Inferred 4E resources have grown by 32% from 3.91 million ounces to 5.14 million ounces. Please see tables below for full details.

“The recent drilling confirms increased resources accessible with lower capital cost declines rather than the more expensive vertical shaft option that was investigated in previous studies. The Pre-feasibility Study now underway is concentrating on the decline option. With these results the project team continues to target the Pre-feasibility Study for summer 2006 and full Feasibility study by December 2006,” said R. Michael Jones, President of PTM.

About 40% of the prospective project area has now been classified as a resource by the drilling to date. Drilling is planned to continue as the Pre-feasibility advances.

Updated February 28, 2006 Independent Estimated Indicated Resource Base: See Cautionary Notes

(MR FPP indicates Feldspathic Pegmatoidal Pyroxenite on the Merensky Reef and MR CR indicates Merensky Reef Contact Reef.)

The following note is mandated under SEC Guidelines to appear before the resource table. Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms “measured” and “indicated resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part of all of mineral deposits in these categories will ever be converted into reserves.

Indicated Resource
	Cut-Off (cm g/t)	Million Tonnes	Grade g/t (4E)	Mining Width (metre)	Diluted Mining Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR FPP	100	5.816	6.91	1.22	1.22	40.16	1.2911
MR CR	300	0.007	6.86	1.18	1.18	0.05	0.0016
UG2	100	14.630	2.72	1.42	1.42	39.81	1.2800
Total Indicated		20.453	3.91	1.28	1.28	80.023	2.5728

Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
MR FPP	65%	4.48	27%	1.85	4%	0.29	4%	0.29
MR CR	65%	4.45	27%	1.84	4%	0.28	4%	0.29
UG2	63%	1.71	27%	0.74	9%	0.25	1%	0.03

Updated February 28, 2006 Independent Estimated Inferred Resource Base: See Cautionary Notes

The following note is mandated under SEC Guidelines to appear before the resource table. Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This section uses the term “inferred resources”. We advise U.S. investors that while that term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Inferred Resource

	Cut-Off (cm g/t)	Million Tonnes	Grade g/t (4E)	Mining Width (metre)	Diluted Mining Width (metre)	Tonnes PGM (4E)	Million Ounces PGMs (4E)
MR FPP	100	18.322	6.18	1.21	1.21	113.16	3.6382
MR CR	300	0.178	6.14	1.04	1.04	1.09	0.0351
UG2	100	12.485	3.66	1.43	1.43	45.64	1.4674
Total Inferred		30.985	5.16	1.23	1.28	159.89	5.1407

Prill Splits	Pt	Pt g/t	Pd	Pd g/t	Rh	Rh g/t	Au	Au g/t
MR FPP	65%	4.01	27%	1.65	4%	0.26	4%	0.26
MR CR	65%	3.99	27%	1.65	4%	0.26	4%	0.26
UG2	63%	2.30	27%	0.99	9%	0.33	1%	0.03

Resource Details

The resources outlined have not taken into account sufficient engineering, legal, permitting, financial and other considerations to be considered or classified as “Reserves”. The Pre-feasibility Study, which is now in progress, will address some of these issues. The Feasibility Study is targeted for completion at the end of 2006.

This resource estimate has substantially changed since December 12, 2005. The resource base is at a suitable confidence level to allow for the commencement of the pre-feasibility design process and further drilling is planned prior to final financial modelling for the Pre-feasibility Study. This drilling will have the objective of increasing the proportion of the resource in the Indicated category so that it can be included in the financial model under SAMREC and NI-43101 guidelines. The drilling will also investigate further areas with reef potential along strike within the joint venture area. The diluted mining width included in the resource calculation for the Merensky Reef has decreased slightly from 1.3 metres to 1.2 metres as part of the optimization of the potential mining cut. The UG-2 reef has a diluted mining cut width estimate of 1.4 metres.

The grade thickness (centimetre gram per ton) cut-off was determined by looking at operating costs and mining methods for other platinum mines nearby in the Bushveld Complex including the adjoining BRPM platinum mine that is currently producing approximately 200,000 ounces of refined platinum per year. Operating costs considered were reduced approximately 20%-30% from the Preliminary Assessment estimate as a result of the reduced mining depth for significant amounts of the resources and the proposed ease of access via declines. Metals prices and the exchange rates broadly considered for the resources are consistent with the long term prices used in the Preliminary Assessment, August 2005 of (US$ 871 Pt, US$ 184 Pd, US$ 1930 Rd, and US$ 426 Au, R/US$ 6.55:1).

PTM has completed approximately 36,475 metres of drilling in 93 holes and this update includes the results up to hole 87, along with previous results from Anglo Platinum. The resources are estimated under SAMREC categories by the kriging statistical method and the Indicated Resources have a drill spacing of approximately 250 metres or less. In keeping with best practice in resource estimation, an allowance for known and anticipated geological losses is made. These are estimated at 35% of the project resource area and the resource estimate has taken this into account.

The prill split estimates of the platinum, palladium, rhodium, and gold (4E) are estimated in the resource tables. While a rigorous statistical process of resource estimates has been completed on the combined 4E grades consistent with South African platinum industry best practice for estimation, caution must be exercised with respect to the prill-split-estimates as they have been calculated using the arithmetic mean of the assay information.

Pre-feasibility Study Update

PTM as operator of the Joint Venture and has engaged a multi-discipline team of approximately 20 independent engineers, which commenced detailed Pre-feasibility Study work in early January 2006. The Pre-feasibility Study will consider the opportunities presented as the result of further drilling up until April or May of 2006. The Pre-feasibility Study will consider and outline the details and possible mitigation of several considered projects risks, not yet assessed in detail, including metallurgical recoveries, smelt costs and refining costs, surface and mining rights, permits and involvement of communities in compliance with the Minerals and Petroleum Resources Development Act28 (2002).

Qualified Person, Data Verification, Quality Control and Assurance

Charles Muller is the Independent Qualified Person, “QP” for the resource assessment, this resource report and this Press Release. He was also the overall QP for the December 12, 2005 Resource Update and the Preliminary Assessment Report filed on Sedar August 12, 2005. He is registered with SACNASP (South African Council for Natural Scientific Professions) (Registration No. 400201/04). Mr. Muller is an independent consultant with 17 years experience as a geologist, and resource evaluator. In addition to data verification procedures for confirmation and entry of the drill data into the kriged resource model, Muller is familiar with the internal PTM QP’s work and the history of work on these reef deposits over the past 10 years. PTM’s internal QPs are responsible for the collection of geological data and sampling information during the drilling program.

Samples were analyzed under PTM’s and Anglo Platinum’s protocols previously published and filed on Sedar (August 12, 2005) for the project including insertion of blanks, duplicates and certified reference materials in the assay stream once in every 24 or fewer samples. This is in addition to internal quality control measures undertaken by the contracted analytical facilities. PTM’s samples were analyzed at accredited labs, Setpoint Labs, in Johannesburg, and Genalysis Laboratories in Perth, Australia.

As operator, PTM is responsible for exploration and engineering activities of the Western Bushveld Joint Venture. Anglo Platinum has neither been involved in the preparation of this resource declaration nor in the evaluation of the results thereof.

Further Cautionary Notes: Cautionary Note to U.S. and All Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release and our web site also contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC’s mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

Information with respect to other deposits is referred to here and on the company website as a result of the material importance of the Bushveld Complex to platinum specifically and that the adjoining mines are considered for the determination of cut-off for resources.

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About Platinum Group Metals Ltd. (www.platinumgroupmetals.net)

PTM is based in Vancouver, BC, Canada and Johannesburg, South Africa, with a dual-continent management team who provide successful track records of more than 20 years in exploration, mine discovery, mine construction, and mine operations.

Formed in 2000, the Company is focused on the development of platinum operations in both countries. PTM holds significant mineral rights in the Northern and Western Limbs of the Bushveld Igneous. Complex of South Africa including a joint venture with Anglo Platinum Limited on the Western Limb of the Bushveld Complex. The Western Limb of the Bushveld Complex is responsible for approximately 70% of the annual platinum production of the world. The Western Bushveld Joint Venture, where PTM has the right to earn a 37% interest, includes Indicated and Inferred Resources with further areas under drilling investigation. Anglo Platinum, the world leader in platinum, holds a 37% interest and Africa Wide a Black Economic Empowerment Company, under the South Africa’s Mining Charter, holds a 26% interest.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

R. Michael Jones

President and Director

For further information contact:

R. Michael Jones, President

Erin Airton, Manager of Communications/Strategic Planning

or John Foulkes, Manager Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

Larry Roth Roth Investor Relations, NJ Tel: (732) 792-2200

The TSX Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management. There can be no assurance that any of the assumptions in the resource estimates or any reference to potential mine plans will be supported by a Pre-feasibility or Feasibility Study or that any forward looking event will come to pass. The data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. No firm quotes for costs have been received. The legal right to mine the project has not been confirmed or applied for and the process for such application is new in the Republic of South Africa. The potential capital cost of the project is beyond the current means of the Company and there can be no assurance that financing for further working capital will be available.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330. The Company may access safe harbour rules.